UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2025

Commission File Number: 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Results of Operations and Financial Condition

On October 27, 2025, Sify Technologies Limited announced its consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended 30th September 2025 of fiscal year 2025-26.

The Registrant issued a press release to announce the consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended September 30, 2025. A copy of this press release is attached hereto as Exhibit 99.1, which exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

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EXHIBIT INDEX

Exhibit No.

99.1	Press Release dated October 27, 2025

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27,  2025

For Sify Technologies Limited

By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
	Title:	Executive Director and
Group Chief Financial Officer

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